UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549

                                  SCHEDULE 13G
                                 (Rule 13d-102)

             Information statement pursuant to Rules 13d-1 and 13d-2
                    Under the Securities Exchange Act of 1934
                             (Amendment No. _____)*

                                 IDT Corporation
--------------------------------------------------------------------------------
                                (Name of Issuer)

                     Common Stock, par value $.01 per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   448947-10-1
--------------------------------------------------------------------------------
                                 (CUSIP Number)


*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).




                                   Page 1 of 6
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                                                     SCHEDULE 13G
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CUSIP No.        448947-10-1                                           Page      2          of      6      Pages
          --------------------------------                                  ---------------    -----------
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
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   1      NAME OF REPORTING PERSONS
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS

                   Peter D. Sudler
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   2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                                             (a) |_|

                                                                                                        (b) |_|
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   3      SEC USE ONLY

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   4      CITIZENSHIP OR PLACE OF ORGANIZATION

                   U.S.A.
--------- -----------------------------------------------------------------------------------------------------------
    NUMBER OF         5     SOLE VOTING POWER

     SHARES                    517,500
                   -------- -----------------------------------------------------------------------------------------
  BENEFICIALLY        6     SHARED VOTING POWER

    OWNED BY                   931,500 (See Item 4(a) below)
                   -------- -----------------------------------------------------------------------------------------
      EACH            7     SOLE DISPOSITIVE POWER

    REPORTING                  517,500
                   -------- -----------------------------------------------------------------------------------------
     PERSON           8     SHARED DISPOSITIVE POWER

      WITH                     931,500 (See Item 4(a) below)
--------- -----------------------------------------------------------------------------------------------------------
   9      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                   1,449,000 (See Item 4(a) below)
--------- -----------------------------------------------------------------------------------------------------------
   10     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*                             |_|

--------- -----------------------------------------------------------------------------------------------------------
   11     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

                   7.0%
--------- -----------------------------------------------------------------------------------------------------------
   12     TYPE OF REPORTING PERSON*

                   IN
--------- -----------------------------------------------------------------------------------------------------------

Schedule 13G
Peter D. Sudler

Item 1.

          (a)     Name of Issuer:

                  IDT Corporation

          (b)     Address of Issuer's Principal Executive Offices:

                  294 State Street
                  Hackensack, NJ  07601

Item 2.

          (a)     Name of Person Filing:

                  Peter D. Sudler

          (b)     Address of Principal Business Officer or, if none, Residence:

                  c/o The Sudler Companies
                  300 Interspace Parkway
                  Morris Corpoarate Center 1
                  Parsippany, NJ  07954

          (c)     Citizenship:

                  U.S.A.

          (d)     Title of Class of Securities:

                  Common Stock, par value $.01 per share

          (e)     CUSIP Number:

                  448947-10-1

Item 3. If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b), check whether the person filing is:

          Not applicable.

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Item 4.   Ownership.

          (a)     Amount Beneficially Owned:

                  1,449,000 shares, as of December 31, 1996. The foregoing amount includes 310,500 shares held by the 1994 Trust for the benefit of Brian S. Sudler; 310,500 shares held by the 1994 Trust for the benefit of Daniel F. Sudler;
                  and 310,500 shares held by the 1994 Trust for the benefit of Elizabeth J. Sudler (the foregoing trusts are referred to collectively as the "Trusts" and the foregoing shares are referred to collectively as the "Trust Shares"). The beneficiaries of the Trust are the children of Mr.
                  Sudler; the trustees of such trusts are Mr. Sudler's wife, Eileen Sudler, and Bertram Marech, a business associate of Mr. Sudler. Mr. Sudler does not have voting or dispositive power with respect to the Trust Shares, and accordingly, Mr. Sudler disclaims beneficial ownership of the 931,500
                  Trust Shares. This Schedule 13G shall not be construed as an admission that Mr. Sudler is a beneficial owner of the Trust Shares.

          (b)     Percent of Class:  7.0%, as of December 31, 1996.

          (c)     Number of shares as to which such person has:

                  (i)   sole power to vote or to direct the vote:

                        517,500 shares.

                  (ii)  shared power to vote or to direct the vote:

                        931,500 shares (the Trust Shares). Mr. Sudler disclaims

                        beneficial ownership of the Trust Shares.

                  (iii) sole power to dispose or to direct the disposition of:

                        517,500 shares.

                  (iv)  shared power to dispose or to direct the disposition of:

                        931,500 shares (the Trust Shares). Mr. Sudler disclaims

                        beneficial ownership of the Trust Shares.

Item 5.   Ownership of Five Percent or Less of a Class.

          Not applicable.

Item 6.   Ownership of More than Five Percent on Behalf of Another Person.

          Not applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

          Not applicable.

Item 8.   Identification and Classification of Members of the Group.

          Not applicable.

Item 9.   Notice of Dissolution of the Group.

          Not applicable.

Item 10.  Certification.

          Not applicable.

                                       3
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                                    SIGNATURE


         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                                     Date:  February 12, 1997


                                                     /s/    Peter D. Sudler
                                                     ----------------------
                                                            Peter D. Sudler



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